UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On April 30, 2025, Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) entered into a share purchase agreement (the “Agreement”) with Plantify Foods, Inc. (TSXV: PTFY) a Canadian public company (“Plantify”), pursuant to which, on the terms and subject to the conditions of the Agreement, the Company will sell to Plantify, and Plantify will purchase from the Company, all of the Company’s issued and outstanding equity interests of Smart Repair Pro (“Smart Repair”), a wholly owned subsidiary of the Company incorporated under the laws of the State of California, to Plantify (the “Proposed Transaction”).

Smart Repair currently operates Jeffs’ Brands’ stores on the Amazon U.S. Marketplace and owns Pure NJ Logistics LLC (“Pure Logistics”). Prior to the Closing of the Proposed Transaction (the “Closing”), the Company will enter into a share transfer agreement with Smart Repair, pursuant to which all of the Company’s shares of Jeffs’ Brands Holdings Inc., which holds an approximately 49.1% ownership interest in SciSparc Nutraceuticals Inc. (“SNI”), will be transferred to Smart Repair in exchange for shares of common stock of Smart Repair. As a result, Jeffs’ Brands Holdings Inc. will become a direct, wholly-owned subsidiary of Smart Repair and Smart Repair will own approximately 49.1% ownership interest in SNI.

As consideration for the Proposed Transaction, the Company will receive 40,375,000 common shares of Plantify at the Closing and up to an additional 129,000,000 common shares of Plantify (the “Contingent Right Shares”), contingent upon the achievement of certain pre-determined milestones (the “Milestones”) following the Closing, each at a deemed price per share of CAD 0.347, representing an approximately 75% (or up to 90% in the event of the full achievement of the Milestones) post-closing equity interest in Plantify of. The Proposed Transaction is based on a total valuation of Plantify of approximately CAD 4.85 million (approximately US$3.39 million) (taking into account the full potential consideration and contingent on Plantify having a free cash position of at least CAD 300,000 (approximately US$207,000), after transaction costs) for Plantify and a total combined valuation for Smart Repair (together with Pure Logistics and SNI) of approximately CAD 17.125 million (approximately US$11.8 million).

Pursuant to the Agreement, upon the achievement of the Milestones, the Contingent Right Shares will be issued to the Company as follows: (i) 43,000,000 common shares of Plantify will be issued upon the completion of a transaction resulting in Plantify listing its securities on either the New York Stock Exchange or the Nasdaq Stock Market LLC, or another transaction resulting in the issuance of shares listed on a U.S. national securities exchange to shareholders of Plantify in exchange for their common shares of Plantify (in either case, an “Uplisting Transaction”), if such Uplisting Transaction is completed within 24 months from the date of Closing (the “Closing Date”); (ii) 43,000,000 common shares of Plantify will be issued upon the successful raising by Plantify (or a successor entity), within 48 months of the Closing Date in equity and/or debt financing, for aggregate gross proceeds of US$8,000,000 or more; and (iii) 43,000,000 common shares of Plantify will be issued upon Plantify reaching annual revenues of a minimum of US$8,000,000 within 36 months of the first January following the Closing Date, as reflected in Plantify’s audited financial statements for such periods.

The completion of the Proposed Transaction is subject to the satisfaction or waiver of certain conditions, including, but not limited to: (i) the fair market value of the equity interests of Smart Repair being equal to at least CAD 14.01 million (approximately US$9.7 million), based on a valuation report to be obtained by the Parties; (ii) the receipt by the Company of a pre-ruling from the Israel Tax Authority approving the Proposed Transaction; (iii) the completion of due diligence by the parties and (iv) the receipt of certain corporate and regulatory approvals. Subject to the satisfaction or waiver of all conditions precedents to the Proposed Transaction, the Company anticipates that the Closing will occur by July 31, 2025. There can be no assurance that the Proposed Transaction will be completed on the terms proposed above or at all. The final structure of the Proposed Transaction is subject to the receipt of tax, corporate and securities law advice by both Plantify and Jeffs’ Brands.

Upon the Closing, Plantify intends to issue its common shares to certain finders (the “Finders”) as compensation for providing advisory services in connection with the Proposed Transaction. Mr. Viki Hakmon, the Company’s chief executive officer and director, may be deemed to have a personal interest in the Proposed Transaction, by virtue of being a relative of one of the Finders. In addition, certain of the Company’s directors also serve as directors of Plantify and/or of Plantify’s controlling shareholder. Accordingly, the Proposed Transaction was approved by the Company’s audit committee and board of directors in accordance with the requirements of the Israeli Companies Law, 5759-1999.

It is f expected that, following the Closing, Mr. Oz Adler, the Company’s current chairman of the board of directors, will serve as the chairman of Plantify, and Mr. Ronen Zalayet, the Company’s current chief financial officer, will serve as the chief financial officer and corporate secretary of Plantify.

Neither Smart Repair’s shares of common stock to be sold by or issued to the Company nor Plantify’s common shares to be issued to the Company as part of the Proposed Transaction were registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws and such shares will be acquired pursuant to an exemption from registration under the Securities Act. Neither Smart Repair’s shares of common stock nor Plantify’s common shares may be offered or sold in the United States by the Company, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

On April 30, 2025, Jeffs’ Brands issued a press release titled “Jeffs’ Brands Enters Into a Definitive Agreement to Sell Key U.S. Assets to a Canadian Public Company for an Approximate Valuation of $11.8 Million”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904 and File No. 333-285030) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when discussing the Proposed Transaction and the timing of its completion, the projected valuations, including those subject to a valuation report to be obtained by the parties, ownership percentages, and conditions necessary for the completion of the Proposed Transaction, the entry into a share transfer agreement with Smart Repair, and the nomination of the Company’s current chairman of the board of directors, as the chairman of Plantify, and the Company’s current chief financial officer, as the chief financial officer and corporate secretary of Plantify. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated April 30, 2025, titled “Jeffs’ Brands Enters Into a Definitive Agreement to Sell Key U.S. Assets to a Canadian Public Company for an Approximate Valuation of $11.8 Million”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: May 2, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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